GREENFI FUNDS TRUST
1100 Sansome Street
San Francisco, CA  94111

December 22, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	GreenFi Funds Trust (File Nos. 333-192991 and 811-22922)
Ladies and Gentlemen,
In accordance with Rule 101(a)(iv) of Regulations S-T and Tule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:
(1)	The current insured Fidelity Bond (“Insured Fidelity Bond”) for the Trust; and
(2)
a copy of the resolutions unanimously adopted by the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which approved the Bond in the aggregate amount of $600,000.

The premium that has been paid under the Insured Fidelity Bond covers the period of December 15, 2025 to December 15, 2026 for an aggregate coverage amount of $600,000.
If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3816 x 215.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary

CERTIFICATE
GREENFI REDWOOD FUND (the “Trust”)

I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust at a meeting held on December 9, 2025, and that these resolutions are still in force and effect and have not been further amended, rescinded, or revoked as of the date hereof:
RESOLVED, that the Investment Company Bond (“Bond”) covering the period from December 15, 2025 through December 15, 2026, having an aggregate coverage of $600,000, issued to the GreenFi Redwood Fund (the “Fund”) by Travelers Insurance Company against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Fund from time to time, and containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”) is hereby approved, ratified, and confirmed in all respects; and it is further
RESOLVED, that it is the finding of the Trustees and a majority of the Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and it is further
RESOLVED, that the officers of the Fund are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission, to take such actions and execute such documents as may be necessary and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and it is further
RESOLVED, that any and all action of the officers of the Fund in connection with the issuance and amendment of the Bond are hereby approved, ratified, and confirmed in all respects.

IN WITNESS WHEREOF, I have signed this certificate on this 22nd day of December 2025.

GREENFI FUNDS TRUST

By:	/s/ Tracie A. Coop
Tracie A. Coop, Secretary